

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

Via E-mail
Allen Baharaff
Chief Executive Officer
Galmed Pharmaceuticals Ltd.
8 Shaul Hamelech Blvd.
Amot Hamishpat Bldg.
Tel Aviv, Israel 64733

Re: Galmed Pharmaceuticals Ltd.
Amendment No 1 to Registration Statement on Form F-1
Filed February 28, 2014
File No. 333-193792

Dear Mr. Baharaff:

We have reviewed your amended registration statement and letter, both filed February 28, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary
Corporate Information, page 7

1. Please revise your disclosure added in the third paragraph of this section to explain why only 9,693 ordinary shares of GHI converted in the Reorganization into 7,066,197 your ordinary shares, when 9,739 ordinary shares of GHI were outstanding at December 31, 2013.

The Offering, page 8

2. Please explain why the number of shares before the offering differs from those shown on page 55. Revise your disclosure accordingly.

Capitalization, page 53

3. Please revise the caption for ordinary shares to provide share amounts on an actual, pro forma and pro forma as adjusted basis, consistent with the information provided in the headnotes. Also, explain why the amount of shares issued and outstanding on an actual basis differs from the corresponding amount on page F-24.

Dilution, page 54

4. Please provide a calculation supporting "pro forma net tangible book value per share after offering" of $3.06 per share. Revise your disclosure accordingly as well as this caption, which should be "pro forma as adjusted net tangible book value per share after offering."

Notes to Consolidated financial statements
Note 9--Shareholders' deficiency
C. Stock-based compensation, page F-18

5. Please revise your disclosure in item 3 regarding the vesting period for your December 31, 2013 option grants to indicate that the substantially all of these grants vested immediately. In this regard based on the information provided on page 7 of your response letter, only approximately 7% of the options granted on this date vest over two years, while the remaining 93% vested immediately.

Compensation of our Executive Officers and Directors, page 129

6. Please explain to us how you computed the amount of 811,134 ordinary shares disclosed in the second paragraph on this page. In this regard, 1,233 shares of GHI at the 729:1 stock split ration would appear to result in 898,857 of your ordinary shares. Revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Robert L. Grossman, Esq.
        Greenberg Traurig, P.A.
        333 S.E. 2nd Avenue, Suite 4400
        Miami, Florida 33131